Exhibit 4.50

FIRST AMENDMENT TO PROMISSORY NOTE

This FIRST AMENDMENT TO PROMISSORY NOTE (this “Amendment”), dated as of October 18, 2023 (the “Effective Date”), by and between ILUSTRATO PICTURES INTERNATIONAL, INC., a Nevada corporation, with headquarters located at 26 Broadway, Suite 934, New York, New York 10004 (the “Company”), and AJB CAPITAL INVESTMENTS, LLC, a Delaware limited liability company, with its address at 4700 Sheridan Street, Suite J, Hollywood, FL 33021 (the “Buyer”).

WHEREAS:

A.	The Company and the Buyer are parties to that certain 12% Promissory Note of the Company issued in favor of the Buyer, dated December 2, 2022, in the principal amount of US$1,200,000.00 (the “Note”).

B.	The Company and the Buyer have agreed that the principal amount of the Note will be deemed to be increased by US$250,000.00 (the “Additional Principal Amount”), and to modify the repayment schedule under the Note as set forth herein.

C.	Section 4.3 of the Note provides that the provisions of the Note may be amended if such amendment is in writing and signed by the Buyer and the Company.

D.	The Company and the Buyer desire to amend the Note in accordance with the terms of this Amendment.

NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Company and the Buyer hereby agree as follows:

1.	Defined Terms. All capitalized terms used in this Amendment and not otherwise defined shall have the meanings given to such terms in the Note; provided, that:

a.	the term “Principal” shall be deemed to mean US$1,450,000.00; and

b.	the term “Maturity Date” shall be deemed to mean May 1, 2024.

2.	Amendments.

a.	The second and third sentences of the preamble to the Note shall be replaced in its entirety as follows:

“The Borrower shall make regular payments in respect of the Principal pursuant to the following schedule, with the final such payment occurring on the Maturity Date:

Date	Payment Amount
November 1, 2023	$10,000
December 1, 2023	$10,000
January 1, 2024	$10,000
February 1, 2024	$250,000
March 1, 2024	$250,000
April 1, 2024	$350,000
May 1, 2024	$570,000, plus all accrued and unpaid interest

Interest shall accrue on a monthly basis and shall be due and payable on or before the Maturity Date.”

For the avoidance of doubt, the Company will not be required to make monthly interest payments under the Note, but such interest will continue to accrue per the terms of the Note.

b.	Section 3.3 of the Note shall be replaced in its entirety as follows:

“The Borrower fails to include each of (i) the 25,000,000 Commitment Fee Shares earned by the Holder on October 18, 2023 (the “Additional Commitment Fee Shares”); (ii) the 42,000,000 Commitment Fee Shares previously earned by the Holder pursuant to the SPA (the “Previous Commitment Fee Shares”); and (iii) the 30,000,000 shares of Common Stock issuable pursuant to that certain common stock purchase warrant of the Borrower issued in favor of the Holder dated December 2, 2022, as amended March 8, 2023 and (the “Warrant Shares”), in the next succeeding registration statement filed by the Company with respect to a public offering of the Company’s securities after October 18, 2023, or, if no such registration statement is filed or if the Company fails to include such shares in such registration statement, then the Buyer fails to file a registration statement including all Additional Commitment Fee Shares, Previous Commitment Fee Shares, and Warrant Shares within ninety (90) days after October 18, 2023 and to cause such registration statement to be declared effective within ninety (90) days after such filing.”

3.	Miscellaneous.

a.	Continuing Indebtedness. The indebtedness evidenced by the Note, including without limitation all amounts of Principal and interest owing thereunder, is continuing indebtedness and nothing herein shall be deemed to constitute a payment, settlement or novation of the existing indebtedness, or to release or otherwise adversely affect any lien or security interest securing such indebtedness or any rights of the Buyer against Company or any guarantor, surety or other party primarily or secondarily liable for such indebtedness. Further, nothing contained in this Amendment, nor the prior or future collection of any sums by Buyer with respect to the indebtedness shall be construed to (a) limit Buyer’s right to receive any and all other sums which may be or become due or payable with respect to the indebtedness, or otherwise, including without limitation, costs of collection, costs of enforcement and late charges; (b) waive any default or Event of Default under the Note, whether or not known to Buyer; or (c) waive, limit, prejudice or otherwise adversely affect any of Buyer’s rights, remedies or powers under the Note, by statute, at law or in equity, all of which rights, remedies and powers are expressly reserved.

b.	No OID. For the avoidance of doubt, the Additional Principal Amount carries no original issue discount.

c.	No Further Amendment; No Waiver. Except as expressly amended hereby, the Note is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Note or any other document referred to therein, or to waive any Event of Default existing under the Note. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Company and the Buyer, and the Company and the Buyer shall be bound hereby.

d.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. This Amendment, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Amendment bearing the signature of the party so delivering this Amendment.

e.	Construction; Headings. This Amendment shall be deemed to be jointly drafted by the Company and the Buyer and shall not be construed against any person as the drafter hereof. The headings of this Amendment are for convenience of reference only and shall not form part of, or affect the interpretation of, this Amendment. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

f.	Incorporation of Certain Provisions by Reference. The following provisions of the Note are hereby incorporated into this Amendment by reference mutatis mutandis: Section 4.6 (Governing Law); and Section 4.12 (Severability).

[signature page follows]

IN WITNESS WHEREOF, the undersigned Buyer and the Company have caused this Amendment to be duly executed as of the date first above written.

ILUSTRATO PICTURES INTERNATIONAL, INC.

By:	/s/ Nicolas Link
Name:	Nicolas Link
Title:	Chief Executive Officer

AJB CAPITAL INVESTMENTS LLC

By:
Name:	Ari Blaine
Title:	Manager